As filed with the Securities and Exchange Commission on March 29, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VION PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3671221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4 Science Park
New Haven, Connecticut 06511
(203) 498-4210

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Alan Kessman
Chief Executive Officer
Vion Pharmaceuticals, Inc.
4 Science Park
New Haven, Connecticut 06511
(203) 498-4210

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Paul Jacobs, Esq.
Lawrence A. Spector, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Aggregate Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Common Stock, $.01 par value per share	13,553,845		$3.22	(1)	$43,643,381	(1)	$5,529.62
Common Stock, $.01 par value per share	3,388,463	(2)	$3.25	(3)	$11,012,502	(3)	$1,395.29
Common Stock, $.01 par value per share	300,000	(4)	$3.25	(5)	$975,000	(5)	$123.54
Total	17,242,308	(6)			$55,630,893		$7,048.45

(1)	The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $3.22, the average of the high and low prices of the common stock of Vion Pharmaceuticals, Inc. as reported on Nasdaq SmallCap MarketSM on March 24, 2004.
(2)	Issuable upon exercise of warrants issued to the selling stockholders.
(3)	The price is estimated in accordance with Rule 457(g) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $3.25, the exercise price of the warrants issued to the selling stockholders.
(4)	Issuable upon exercise of warrants issued to Rodman & Renshaw, Inc.
(5)	The price is estimated in accordance with Rule 457(g) under the Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee and is $3.25, the exercise price of the warrants issued to Rodman & Renshaw, Inc.
(6)	Pursuant to Rule 416 under the Securities Act, this Registration Statement also relates to an indeterminate number of additional shares of our common stock which may become issuable by reason of any stock split, stock dividend, recapitalization, or similar transaction that is effected without the receipt of consideration and results in an increase in the number of shares of our common stock that are outstanding.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our Registration Statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 29, 2004

Prospectus

17,242,308 Shares

[LOGO]

Common Stock

The stockholders and warrant holders of Vion Pharmaceuticals, Inc. listed in this prospectus may offer and sell from time to time up to an aggregate of 17,242,308 shares of our common stock under this prospectus for their own accounts. The number of shares being offered includes 3,688,463 shares which are issuable upon the exercise of warrants. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants. We issued these shares of our common stock and warrants to the selling stockholders in a private transaction.

The selling stockholders (and their donees and pledgees) may offer their Vion common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

Our common stock is listed on the Nasdaq SmallCap MarketSM under the symbol "VION." The last reported sale price of our common stock on the Nasdaq SmallCap Market on March 26, 2004 was $4.01.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning page 6.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004

i

SUMMARY

You should read the entire prospectus, including the section entitled "Risk Factors," carefully before making an investment decision.

Business of Vion

We are a development stage company engaged in the development of therapeutics and technologies for the treatment of cancer. For the years ended December 31, 2003, 2002 and 2001, we spent $9.7 million, $10.5 million and $12.5 million, respectively, on research, development and clinical activities.

Our portfolio of potential products consists of two distinct small molecule anticancer agents in clinical development and additional small molecules and a drug delivery system in preclinical development. 'Preclinical development' or 'preclinical studies' indicate that the product candidates selected for development are being evaluated for potency, specificity, manufacturability and pharmacologic activity in vitro, or cell culture, and in vivo, or animal, models. 'Clinical development' involves a three-phase process. 'Phase I' indicates safety and proof-of-concept testing and determination of the maximum tolerated dose in a limited patient population. 'Phase II' indicates safety, dosing and activity testing in a limited patient population. 'Phase III' indicates safety, dosing and efficacy testing in a large patient population.

Potential Products in Clinical Development

•	Triapine® inhibits the enzyme ribonucleotide reductase, and therefore prevents the replication of tumor cells by blocking a critical step in DNA synthesis. We are evaluating Triapine in Phase I and Phase II combination trials. Triapine is also being evaluated in additional Phase I and Phase II single agent and combination clinical trials sponsored by the National Cancer Institute (NCI).

•	CLORETAZINE™ (VNP40101M) is a sulfonyl hydrazine alkylating (DNA-damaging) agent. We are evaluating CLORETAZINE™ (VNP40101M) in Phase I single agent and combination trials. In March 2004, we announced that CLORETAZINE™ (VNP40101M) was designated as a fast track program by the U.S. Food and Drug Administration (FDA) in relapsed or refractory acute myeloid leukemia. In March 2004, we initiated a Phase II trial of CLORETAZINE™ (VNP40101M) as a single agent in acute myeloid leukemia and myelodysplastic syndromes. We also plan to commence a Phase II trial of CLORETAZINE™ (VNP40101M) in combination with cytosine arabinoside (Ara-C) in acute myeloid leukemia in 2004. Initiation of a Phase II trial of CLORETAZINE™ (VNP40101M) in human glioma (brain cancer) is planned for 2004 under an investigator's Investigational New Drug Application (IND).

Potential Products in Preclinical Development

•	Heterocyclic hydrazones are anticancer compounds that have demonstrated potent anti-tumor effects in preclinical studies. The mechanisms of action for these compounds are unidentified at this time but appear to be unlike any commercially available anticancer agents that we know of. In December 2003, we entered into an exclusive research collaboration and option agreement related to these compounds and we are now evaluating heterocyclic hydrazones in preclinical studies.

•	KS119, an additional cytotoxic (cell damaging) compound from the sulfonyl hydrazine class, has been demonstrated in preclinical studies to be highly selective for hypoxic (poorly oxygenated) cells which are found in tumors and are often hard to treat with conventional anticancer agents. We are evaluating KS119 in preclinical studies.

•	TAPET® (Tumor Amplified Protein Expression Therapy), our drug delivery system using modified Salmonella bacteria, is designed to deliver anticancer agents directly to solid tumors. Our first generation TAPET bacteria, VNP20009, was previously evaluated in Phase I trials. Based on the clinical evidence provided by VNP20009, we developed two second-generation TAPET vectors designed for improved colonization of human tumors. Both of these vectors have been evaluated in veterinary clinical trials in dogs with spontaneous tumors. We continue to evaluate one of these vectors in additional veterinary clinical studies in dogs.

Our product development programs are based on technologies that we license from Yale University and other cancer research centers. Our product development strategy consists of two main approaches. First, we engage in product development with respect to anticancer therapeutics and technologies through in-house preclinical and clinical development and through collaboration with academic institutions. Second, depending on financial and pharmaceutical market conditions and required resources, we determine the best method and/or partnership to develop, and eventually market, our products.

At the present time, under our current operating plan, after giving effect to the receipt of approximately $32.9 million of net proceeds from a private placement of our common stock and warrants in February 2004 and receipt of $4.4 million from exercises of certain other warrants in February and March 2004, we believe that we have sufficient cash to fund our operations into 2006. Our plan of operations for the next 12 months includes the following elements:

•	Conduct Phase I clinical studies of an intravenous formulation of Triapine in combination with standard chemotherapy treatments;

•	Conduct Phase I clinical studies of an oral formulation of Triapine;

•	Conduct Phase II clinical studies of an intravenous formulation of Triapine in combination with standard chemotherapy treatments;

•	Provide product for Phase I and Phase II clinical studies to be sponsored by the NCI of an intravenous formulation of Triapine as a single agent and in combination with standard chemotherapy treatments;

•	Conduct Phase I clinical studies of CLORETAZINE™ (VNP40101M) as a single agent and in combination with standard chemotherapy treatments;

•	Conduct Phase II clinical studies of CLORETAZINE™ (VNP40101M) as a single agent and in combination with standard chemotherapy treatments;

•	Provide product for a Phase II study of CLORETAZINE™ (VNP40101M) to be conducted under an investigator's IND;

•	Conduct additional clinical trials of Triapine and/or CLORETAZINE™ (VNP40101M), depending on the results of the clinical trials already underway;

•	Continue to evaluate one second generation TAPET vector in veterinary clinical trials;

•	Continue to conduct internal product development studies with respect to our clinical products and other product candidates that we may identify, including heterocyclic hydrazones and KS119;

•	Continue to support research and development being performed at Yale University and by other collaborators; and

•	Continue to seek collaborative partnerships, joint ventures, co-promotional agreements or other arrangements with third parties.

Our operating plans and capital requirements for the next twelve months may vary materially from the foregoing because of the results of research and development, clinical studies, product testing, relationships with strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the regulatory process in the United States and abroad and other factors.

We were incorporated in March 1992 as a Delaware corporation named MelaRx Pharmaceuticals, Inc. In April 1995 we changed our name to OncoRx, Inc. in connection with a merger, and in April 1996 we changed our name to Vion Pharmaceuticals, Inc. Our executive offices are located at 4 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 498-4210. Our website address is www.vionpharm.com. The information on our website is not part of this prospectus.

RECENT DEVELOPMENTS

Private Placement

On February 11, 2004, we completed a private placement of 13,553,845 shares of our common stock together with warrants for the purchase of an additional 3,388,463 shares of our common stock, for an aggregate consideration of $35,239,997, or $2.60 for a unit consisting of a share of our common stock and a warrant to purchase one-quarter of a share of common stock. In addition, we issued to the placement agent, Rodman & Renshaw, Inc., a warrant to purchase 300,000 shares of our common stock.

In connection with the private placement, we agreed that until the earlier of June 10, 2004 or 15 calendar days after the effective date of this registration statement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any sale of common stock or convertible securities prior to 15 calendar days after the effective date of this registration statement.

Warrants

The warrants issued as part of the private placement, including the warrants issued to Rodman & Renshaw, Inc., have an exercise price of $3.25 per share of common stock, subject to anti-dilution adjustments in connection with dividends on shares of our common stock, and subdivisions, combinations and reclassifications of our common stock. The warrants may also be exercised on a "cashless" basis if, but only if, at any time after February 11, 2005 there is no effective registration statement registering the resale of the warrant shares by the holder. The warrants expire on February 11, 2009.

If we complete a reorganization, reclassification, merger, consolidation or disposition of assets, then the holders of the warrants shall have the right thereafter to receive upon exercise of the warrants, the number of shares of common stock of the successor or acquiring corporation or of our company if it is the surviving corporation, and other property receivable upon or as a result of the transaction by a holder of the number of shares of common stock for which the warrants are exercisable immediately prior to the transaction.

The warrants are not exercisable by any selling stockholder to the extent that such exercise would make the selling stockholder the beneficial holder of more than 4.999% of our total outstanding common stock.

After a period of 12 months following the effective date of this registration statement, if the volume weighted average price of the common stock is at or above $4.875 per share for 20 consecutive trading days, then the warrants shall become callable by the Company upon written notice within 10 trading days of such period.

We are subject to potential daily monetary penalties for failure to timely deliver stock certificates representing shares of common stock upon the exercise of the warrants. If we fail to deliver a stock certificate within five trading days after the exercise of warrants, and if, due to that failure, a selling stockholder has to buy shares in the market, we must pay the selling stockholder the amount of the difference between the price at which the selling stockholder had to buy shares in the market and the price at which he gave the order to sell shares, and we must either reinstate the warrant or deliver shares of common stock at the election of the selling stockholder.

Registration Rights

We entered into a registration rights agreement with the selling stockholders on February 9, 2004. The registration rights agreement provides that we must file a registration statement on or prior to April 1, 2004, covering the resale of all of the shares of our common stock sold by us under the private placement and all shares of our common stock issuable upon exercise of the warrants issued to the selling stockholders as part of the private placement. This prospectus is part of the registration statement filed to meet our obligations under the registration rights agreement.

We must cause this registration statement to become effective as soon as practicable, but in no event later than May 21, 2004, or June 20, 2004 if the registration statement is reviewed by the SEC.

If this registration statement is not declared effective by the SEC on or before the May 21, 2004, or June 20, 2004, if applicable, registration deadline, or if after this registration statement has been declared effective by the SEC, sales of the shares of common stock covered by the registration statement cannot be made pursuant to this registration statement for any reason, then at the time of the event, we are required to make payments to the selling stockholders in the amount of 2.0% of the aggregate purchase price paid in the private placement by the selling stockholders for the shares of our common stock held by the selling stockholders. Additional payments of 2.0% of the aggregate purchase price paid by the selling stockholders in the private placement for the shares of our common stock held by the selling stockholders are payable on each monthly anniversary thereafter until we have complied with our obligations under the registration rights agreement.

RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the shares of common stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

We will need to raise substantial additional capital to fund operations and complete our product development. As of December 31, 2003, we had $15.7 million in cash, cash equivalents and short-term investments (not including the net proceeds of $32.9 million from our recent private placement of common stock and warrants and additional proceeds of $4.4 million from recent exercises of certain other warrants) to fund our operations and continue our product development. We will not have an approved and marketable product for the foreseeable future. Accordingly, we will need to raise substantial additional capital to have sufficient capital to fund our operations in 2006 and beyond.

We may not get funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities, clinical studies or future operations. We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.

The amount of capital we may need depends on many factors, including:

•	the progress, timing and scope of our product development programs;

•	the progress, timing and scope of our preclinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

•	the time and cost necessary to develop sales, marketing and distribution capabilities;

•	our ability to enter into and maintain collaborative, licensing and other commercial relationships; and

•	our partners' commitment of time and resource to the development of our products.

We have limited access to the capital markets and, if we can raise additional funding, stockholders may experience extreme dilution.

We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the past, especially for drug development companies and unprofitable companies such as ours. In addition, it is difficult to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control, such as the share price of our stock and its trading volume. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, including our technology licenses, relationships with key suppliers, results of operations, financial condition and our continued viability will be materially adversely affected.

To the extent we encounter additional opportunities to raise cash, we would likely sell additional equity or debt securities. Due to our current stock price and market conditions, and the amount of capital we need, any such debt or equity securities are likely to be sold at relatively low prices, including prices which are below the market prices of our stock, and may have substantial rights to control the Company. In our private placement in June 2003, shares of common stock were sold at $1.30 per share which was approximately 64% of market price at the time. Stockholders are likely to experience extreme dilution as well as subordination of their rights. We do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants that restrict our operations.

In connection with our most recent private placement of common stock and warrants in February 2004, we agreed that until the earlier of June 10, 2004 or 15 calendar days after the effective date of this registration statement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any such sale of common stock or convertible securities prior to 15 calendar days after the effective date of this registration statement. This delay in our ability to sell securities and effectuate a financing could have a material adverse effect on our ability to fund our company.

We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and may also dilute current stockholders' ownership interests in our company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management's attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute current stockholder's ownership interest in our company.

There may be an adverse effect on the market price of our common stock as a result of shares being available for sale in the future.

Future additional sales of a substantial amount of common stock in the public market or by private placement, or the perception that these sales may occur, could adversely affect the market price of our common stock from time to time. This could also impair our ability to raise additional capital through the sale of our equity securities. We had approximately 54.7 million shares of common stock outstanding as of March 10, 2004, including 13,553,845 shares from our recent private placement of common stock and warrants. Options and warrants to purchase approximately 14.1 million shares of common stock, including warrants to purchase 3,688,463 shares of our common stock from our recent private placement, were exercisable at March 10, 2004 and other options to purchase approximately 0.9 million shares of common stock become exercisable at various times through 2008.

If we continue to incur operating losses, we may be unable to continue our operations.

We have incurred losses since inception. As of December 31, 2003, we had an accumulated deficit of approximately $115.7 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research, development and clinical trials of product candidates. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability are highly uncertain.

If we do not obtain regulatory approval for our products, we will not be able to sell our products and the value of our company and our financial results will be harmed.

We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our financial results will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. The current status of our potential products is as follows:

•	Triapine® is being evaluated in Phase I and Phase II clinical trials in combination with standard chemotherapies. The National Cancer Institute is also sponsoring additional Phase I and Phase II trials of Triapine as a single agent and in combination with standard chemotherapies;

•	CLORETAZINETM (VNP40101M) is being evaluated in Phase I trials as a single agent and in combination with a standard chemotherapy and in Phase II trials as a single agent; and

•	Heterocyclic hydrazones, KS119 and a second-generation TAPET® vector are being evaluated in preclinical studies.

If and when we complete the several phases of clinical testing for each drug candidate, we will submit our test results to the FDA. FDA review may generally take up to two years and approval is not assured. Foreign governments also regulate drugs distributed outside the United States. A delay in obtaining regulatory approvals for any of our drug candidates will also have a material adverse effect on our business.

If our drug trials are delayed or achieve unfavorable results, we will not be able to obtain regulatory approvals for our products.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct human clinical trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the drug or dose, or abandon the drug development project. In such circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever.

Factors that can cause delay or termination in our clinical trials include:

•	slow patient enrollment;

•	long treatment time required to demonstrate safety and effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested; and

•	lack of sufficient funds.

If the testing or use of our potential products harms people, we could be subject to costly and damaging product liability claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products including, but not limited to, unacceptable side effects.

These risks are particularly inherent in human trials of our proposed products. Side effects and other liability risks could give rise to viable product liability claims against us. While we have obtained insurance coverage for patients enrolled in clinical trials, we may not be able to maintain this insurance on acceptable terms, insurance may not provide adequate coverage against potential liabilities and we may need additional insurance coverage for expanded clinical trials and commercial activity. As a result, product liability claims, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.

If our potential products cause unacceptable side effects, we will not be able to commercialize our products.

Unacceptable side effects may be discovered during preclinical and clinical testing of one or more of our potential products. If the side effects are determined unacceptable, we will not be able to commercialize our products.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our drug development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our manufacturing processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the drug development industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business and compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

If we fail to recruit and retain key personnel, our research and development programs may be delayed.

We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Alan Kessman, our chief executive officer and director; Howard Johnson, our president and chief financial officer; Mario Sznol, M.D., our vice president, clinical affairs and Ivan King, Ph.D., our vice president, research and development. There is intense competition in the drug development industry for qualified scientific and technical personnel. Since our business is very technical and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business, particularly in light of our need to raise substantial additional financing in order to continue our operations in 2006 and beyond. We have no key man insurance policies on any of the officers listed above and we only have an employment agreement with Mr. Kessman. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research and product development programs will be significantly and detrimentally affected.

We face intense competition in the market for anticancer products, and if we are unable to compete successfully, our business will suffer.

Numerous pharmaceutical and biotechnology companies have publicly announced their intention to develop drugs that target the replication of tumor cells including, in some instances, the development of agents which target ribonucleotide reductase similar to our compound Triapine®, agents which are alkylating agents similar to our compound CLORETAZINETM (VNP40101M) and agents which are drug delivery systems. These companies include, but are not limited to, Bristol-Myers Squibb Company, Pfizer Inc., Chiron Corporation, Amgen Inc., Genentech Inc., ImClone Systems Inc., OSI Pharmaceuticals, Inc., Lorus Therapeutics Inc., AstraZeneca PLC, Schering-Plough Corporation and Eli Lilly and Company. These and other large pharmaceutical companies have substantially greater financial and other resources and development capabilities than we do and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. In addition, our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. The existence of these products, other products or treatments of which we are not aware or products or treatments that may be developed in the future may adversely affect the marketability of our products by rendering them less competitive or obsolete. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.

If our corporate partners, licensors, licensees, collaborators at research institutions and others do not conduct activities in accordance with our arrangements, our research and development efforts may be delayed.

Our strategy for the research, development and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees, collaborators at research institutions and others. We currently depend on the following third parties:

•	Yale University, or Yale, for collaborative research and for technologies that are licensed by them to us;

•	Beijing Pason Pharmaceuticals, Inc. for the development of Triapine in the People's Republic of China, Hong Kong, Macao and Taiwan;

•	Healthcare facilities in the United States and other countries to perform human clinical trials of our products;

•	Clinical research organizations in the United States and other countries to monitor and collect data related to human clinical trials; and

•	Contract manufacturers to produce limited quantities of our products for use in preclinical and clinical activities.

If the third parties do not conduct activities in accordance with the arrangements we have with them, our research and development efforts may be delayed. We may also rely on other collaborative partners to obtain regulatory approvals and to manufacture and market our products. The amount and timing of resources to be devoted to these activities by these other parties may not be within our control.

If Yale does not conduct research relating to products we would like to pursue, we may never realize any benefits from our funding provided to Yale.

Through December 31, 2003, we have paid approximately $9.9 million to Yale for research funding. We have agreed to pay an additional $250,000 to support the research activities of one of our directors, an affiliate of Yale, through March 31, 2005. We may continue to support certain research projects at Yale. We generally do not have the right to control the research that Yale is conducting with our funding, and our funds may not be used to conduct research relating to products that we would like to pursue. Additionally, if the research being conducted by Yale results in technologies that

Yale has not already licensed or agreed to license to us, we may need to negotiate additional license agreements or we may be unable to utilize those technologies.

If environmental laws become stricter in the future, we may face large capital expenditures in order to comply with environmental laws.

We cannot accurately predict the outcome or timing of future expenditures that we may be required to expend to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws that govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. To date, we have not incurred significant costs and are not aware of any significant liabilities associated with our compliance with federal, state and local laws and regulations. However, environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and may face large capital expenditures to comply with environmental laws. We have limited capital and are uncertain whether we will be able to pay for significantly large capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.

All of our operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration, the Environmental Protection Agency and the Nuclear Regulatory Commission regulations. We cannot be certain that we will be able to control all health and safety problems. If we cannot control those problems, we may be held liable and may be required to pay the costs of remediation. These liabilities and costs could be material.

Even if we obtain regulatory approval for our products, we currently lack the ability and resources to commercialize the products.

If our products are approved for sale by regulatory authorities, we will need to develop manufacturing and marketing capability or make arrangements with third parties to manufacture, distribute and sell our products. We do not currently have and are not seeking arrangements for manufacturing or marketing products on a commercial basis.

If the price of our common stock declines to below $1.00 per share, our shares could be delisted from the Nasdaq SmallCap MarketSM.

If the price of our common stock declines below $1.00 per share, we may fail to meet Nasdaq's maintenance criteria, which may result in the delisting of our common stock from the Nasdaq SmallCap MarketSM. In such event, trading, if any, in our common stock may then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets". As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to the sale. Consequently, the Rule may have a materially adverse effect on the ability of broker-dealers to sell our securities, which may materially affect the ability of stockholders to sell our securities in the secondary market.

A delisting from the Nasdaq SmallCap MarketSM will also make us ineligible to use Form S-3 to register shares of our common stock with the Securities and Exchange Commission, thereby making it more difficult and expensive for us to register our common stock and raise additional capital. We would also incur additional costs under state blue-sky laws to sell equity if we are delisted.

Additionally, we may decide to, or certain of our investors may require that, we implement a reverse stock split in order to maintain a higher stock price. The effect of any reverse stock split of the common stock upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. The trading price of our common stock may not rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split, and there may not be a sustained increase in the trading price of our common stock after giving effect to the reverse stock split. Moreover, the trading price may not remain above the thresholds required by the Nasdaq SmallCap Market and we may not be able to continue to meet the other continued listing requirements of the Nasdaq SmallCap Market.

The resulting decrease in the number of shares of our common stock outstanding could potentially impact the liquidity of our common stock, especially in the case of larger block trades. The reverse stock split would result in some stockholders owning "odd-lots" of less than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

The reverse stock split could also result in a greater spread between the number of authorized shares and the number of outstanding shares, which may have the effect of discouraging an attempt to change control of the Company, especially in the event of a hostile takeover bid, and to make more difficult the removal of incumbent management.

The rights that have been and may in the future be granted to our stockholders may allow our Board and management to deter a potential acquisition in which the Board and management are to be replaced.

We have in place a stockholder rights plan, or "poison pill", which enables our board of directors to issue rights to purchase common stock when someone acquires 20% or more of the outstanding shares of our common stock. As a result of the plan, anyone wishing to take over the company would most likely be forced to negotiate a transaction with our Board and management in order not to trigger the pill. The need to negotiate with the Board or management could frustrate a proposed takeover particularly where the Board and management wish to remain entrenched. This would prevent our stockholders from participating in a takeover or tender offer, which might be of substantial value to them.

USE OF PROCEEDS

Except for proceeds, if any, received in connection with the exercise of warrants, we will not receive any proceeds from the sale of common stock by the selling stockholders. Any proceeds received in connection with the exercise of warrants will be used by us for general corporate purposes.

SELLING STOCKHOLDERS

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Registered Herein		% of Common Stock After Offering*	Number of Shares of Common Stock Beneficially Owned After this Offering (1)
Alexandra Global Master Fund Ltd.	1,875,000	(2)	1,875,000	(2)		0
Atlas Equity I, Ltd.	918,414	(3)	480,769	(4)		437,645	(5)
Cohanzick Partners, LP	325,714	(6)	40,000	(7)		285,714	(8)
Cohanzick Absolute Return Master Fund, Ltd.	40,770	(9)	40,770	(9)		0
Gabriel Capital, L.P.	399,999	(10)	399,999	(10)		0
DKR Saturn Holding Fund Ltd.	20,750	(11)	20,750	(11)		0
DKR Saturn Event Driven Holding Fund Ltd.	104,250	(12)	104,250	(12)		0
FrontPoint Healthcare Fund, L.P.	800,000	(13)	500,000	(13)		300,000
Galleon Healthcare Offshore, Ltd.	3,055,900	(14)	2,175,000	(14)	1.6%	880,900
Galleon Healthcare Partners, L.P.	444,150	(15)	325,000	(15)		119,150
Galleon Captain's Partners, L.P.	299,050	(16)	275,000	(16)		24,050
Galleon Captain's Offshore, Ltd.	1,060,950	(17)	975,000	(17)		85,950
The Jay Goldman Master L.P.	892,500	(18)	750,000	(18)		142,500
Topaz Partners	1,250,000	(19)	1,250,000	(19)		0
Langley Partners, L.P.	3,138,170	(20)	1,500,000	(20)	2.90%	1,638,170	(8)
Orion Biomedical Offshore Fund, LP	188,798	(21)	188,798	(21)		0
Orion Biomedical Fund, LP	868,895	(22)	868,895	(22)		0
Perceptive Life Sciences Master Fund, Ltd.	1,592,608	(23)	1,442,308	(23)		150,300
Portside Growth and Opportunity Fund (24)	766,483	(25)	480,769	(26)		285,714	(8)
SAC Capital Associates, LLC	2,500,000	(27)	2,500,000	(27)		0
Sands Point Partners, LP	103,150	(28)	68,750	(28)		34,400
Off Sands Point LTD	90,350	(29)	56,250	(29)		34,100
Viking Global Equities LP	394,050	(30)	316,250	(30)		77,800
VGE III Portfolio Ltd.	382,950	(31)	308,750	(31)		74,200
Rodman & Renshaw, Inc.	400,000	(32)	300,000	(32)		100,000	(8)
TOTAL			17,242,308

*	Unless otherwise listed, less than 1%.
1.	Assumes sale of all of the shares of common stock offered hereby.
2.	Includes 375,000 shares of common stock issuable upon the exercise of warrants.
3.	Includes 418,699 shares of common stock issuable upon the exercise of warrants.
4.	Includes 96,154 shares of common stock issuable upon the exercise of warrants.
5.	Includes 322,545 shares of common stock issuable upon the exercise of warrants.
6.	Includes 293,714 shares of common stock issuable upon the exercise of warrants.
7.	Includes 8,000 shares of common stock issuable upon the exercise of warrants.

8.	Represents shares of common stock issuable upon the exercise of warrants.
9.	Includes 8,154 shares of common stock issuable upon the exercise of warrants.
10.	Includes 80,000 shares of common stock issuable upon the exercise of warrants.
11.	Includes 4,150 shares of common stock issuable upon the exercise of warrants. DKR Saturn Management L.P. is the investment manager, and has retained Mike Cotton to act as manager, to DKR Saturn Holding Fund Ltd. As such, DKR Saturn Management Company LP and Mike Cotton may be deemed to have shared dispositive power over the shares of common stock stated as beneficially owned by DKR Saturn Holding Fund Ltd.
12.	Includes 20,850 shares of common stock issuable upon the exercise of warrants. DKR Saturn Management L.P. is the investment manager, and has retained Ron Phillips to act as manager, to DKR Saturn Event Driven Holding Fund Ltd. As such, DKR Saturn Management Company LP and Ron Phillips may be deemed to have shared dispositive power over the shares of common stock stated as beneficially owned by DKR Saturn Event Driven Holding Fund Ltd.
13.	Includes 100,000 shares of common stock issuable upon the exercise of warrants.
14.	Includes 435,000 shares of common stock issuable upon the exercise of warrants. Galleon Management, L.P. is the investment manager for Galleon Healthcare Offshore, Ltd. and, as such, may be deemed to have dispositive power over the shares of common stock stated as beneficially owned by Galleon Healthcare Offshore, Ltd.
15.	Includes 65,000 shares of common stock issuable upon the exercise of warrants.
16.	Includes 55,000 shares of common stock issuable upon the exercise of warrants.
17.	Includes 195,000 shares of common stock issuable upon the exercise of warrants.
18.	Includes 150,000 shares of common stock issuable upon the exercise of warrants.
19.	Includes 250,000 shares of common stock issuable upon the exercise of warrants.
20.	Includes 300,000 shares of common stock issuable upon the exercise of warrants. Langley Capital, LLC is the general partner of Langley L.P. Jeffrey Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Mr. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Langley L.P.
21.	Includes 37,760 shares of common stock issuable upon the exercise of warrants.
22.	Includes 173,779 shares of common stock issuable upon the exercise of warrants.
23.	Includes 288,462 shares of common stock issuable upon the exercise of warrants.
24.	The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co., the managing members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares of common stock stated as beneficially owned by Portside Growth and Opportunity Fund. Messrs. Cohen, Stark, Stauss and Solomon disclaim beneficial ownership of such shares of common stock.
25.	Includes 381,868 shares of common stock issuable upon the exercise of warrants.
26.	Includes 96,154 shares of common stock issuable upon the exercise of warrants.
27.	Includes 500,000 shares of common stock issuable upon the exercise of warrants. Each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Capital Advisors") and S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC Capital

Management") share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. By reason of such relationships, SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by S.A.C. Capital Associates. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaims beneficial ownership of such shares of common stock.
28.	Includes 13,750 shares of common stock issuable upon the exercise of warrants.
29.	Includes 11,250 shares of common stock issuable upon the exercise of warrants.
30.	Includes 63,250 shares of common stock issuable upon the exercise of warrants.
31.	Includes 61,750 shares of common stock issuable upon the exercise of warrants.
32.	Represents 300,000 shares of common stock issuable upon the exercise of warrants. Rodman & Renshaw, Inc. acted as the placement agent in our February 11, 2004 private placement and was issued warrants to purchase 300,000 shares of common stock in addition to a cash placement fee.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by us from time to time under this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report,

which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference in this prospectus) contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and information about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as 'estimate,' 'project,' 'believe,' 'anticipate,' 'intend,' 'expect' and similar expressions. These statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under 'Risk Factors,' that could cause our actual results to differ materially from those contemplated in the forward-looking statements. We caution you that no forward-looking statement is a guarantee of future performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause our actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006.

The SEC allows us to 'incorporate by reference' the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this prospectus.

—	Our annual report on Form 10-K for the year ended December 31, 2003;

—	Our current reports on Form 8-K filed on January 15, 2004, January 20, 2004, February 6, 2004, February 11, 2004, March 5, 2004, March 8, 2004, March 11, 2004 and March 15, 2004 (including Amendment No. 1 thereto on Form 8-K/A filed on March 18, 2004);

—	The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated July 31, 1995; and

—	The rights agreement dated as of October 26, 1998 as Exhibit 4.1 of our Current Report on Form 8-K filed on October 26, 1998.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Vion Pharmaceuticals, Inc., 4 Science Park, New Haven, Connecticut 06511, Attention: Investor Relations, Telephone: (203) 498-4210.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC Registration Fee	$7,048.45
Nasdaq Listing Fee*	$22,500.00
Legal Fees*	$117,000.00
Accounting Fees*	$10,000.00
Printing Expenses*	$10,000.00
Miscellaneous Expenses*	$1,000.00
Total*	$167,548.45

*	Estimate

Item 15.    Indemnification of Directors and Officers

Under the General Corporation Law of the State of Delaware ("DGCL"), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The registrant's Restated Certificate of Incorporation, as amended, eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in the DGCL.

Section 145 of the DGCL grants to corporations the power to indemnify each officer and director against liabilities and expenses incurred by reason of the fact that he or she is or was an officer or director of the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The registrant's Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of each officer and director of the registrant to the fullest extent permitted by the DGCL. Section 145 of the DGCL also empowers corporations to purchase and maintain insurance on behalf of any person who is or was an officer or director of the corporation against liability asserted against or incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The registrant has purchased and maintains a directors' and officers' liability policy for such purposes.

Item 16.    Exhibits

5.1	Opinion of Fulbright & Jaworski L.L.P.
10.1	Securities Purchase Agreement dated February 9, 2004, by and between Vion Pharmaceuticals, Inc. and the purchasers named therein.*
10.2	Registration Rights Agreement dated February 9, 2004, by and between Vion Pharmaceuticals, Inc. and the purchasers named therein.*
10.3	Form of Common Stock Purchase Warrant dated February 11, 2004, issued to the purchasers under the Securities Purchase Agreement.*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	Incorporated by reference to Exhibits to our Current Report on Form 8-K filed on February 11, 2004.

Item 17.    Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on March 29, 2004.

VION PHARMACEUTICALS, INC.
By: /s/ Howard B. Johnson
Howard B. Johnson
President and Chief Financial Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Kessman and Howard B. Johnson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William R. Miller	Chairman of the Board of Directors	March 29, 2004

William R. Miller

/s/ Alan Kessman	Chief Executive Officer (Principal Executive Officer)	March 29, 2004

Alan Kessman

/s/ Howard B. Johnson	President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2004

Howard B. Johnson

/s/ Frank T. Cary	Director	March 29, 2004

Frank T. Cary

/s/ Stephen K. Carter, M.D.	Director	March 29, 2004

Stephen K. Carter, M.D.

/s/ Charles K. McDonald	Director	March 29, 2004

Charles K. McDonald

/s/ Alan C. Sartorelli, Ph.D.	Director	March 29, 2004

Alan C. Sartorelli, Ph.D.

/s/ Walter B. Wriston	Director	March 29, 2004

Walter B. Wriston